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UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SEC FILE NUMBER 000-25247
CUSIP NUMBER 65336T104

FORM 12b-25

NOTIFICATION OF LATE FILING

(Check one):

☐ Form 10-K    ☐ Form 20-F    ☐ Form 11- K    ☑ Form 10-Q    ☐ Form 10-D

☐ Form N-SAR      ☐ Form N-CSR

For Period Ended:

May 30, 2010

☐ Transition Report on Form 10-K

☐ Transition Report on Form 20-F

☐ Transition Report on Form 11-K

☐ Transition Report on Form 10-Q

☐ Transition Report on Form N-SAR

For the Transition Period Ended:

If the notification relates to a portion of the filing checked above, identify the item(s) to which the notification relates:

PART I — REGISTRANT INFORMATION

Next, Inc.

Full Name of Registrant

N/A

Former name if applicable:

7625 Hamilton Place Drive, Suite 12

Address of Principal Executive Office (Street and Number)

Chattanooga, TN 37421

City, State and Zip Code

PART II — RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed.  (Check box if appropriate)

☑

(a)

The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

(b)

The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K, Form N-SAR or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q or distribution report on Form 10-D, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and

(c)

The accountant’s statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III — NARRATIVE

State below in reasonable detail the reasons why Forms 10-K, 20-F, 11-K, 10-Q, 10-D, N-SAR, N-CSR, or the transition report or portion thereof, could not be filed within the prescribed time period. (Attach extra Sheets if Needed)

The Registrant’s independent accounting firm has informed the Registrant that it will be unable to provide the assistance it customarily provides for preparation of Form 10-Q’s in time for the Registrant to file its Quarterly Report on Form 10-Q for the quarterly period ended May 30, 2010 by the due date. Although no opinion, report or certification is required from the Registrant’s independent accounting firm before filing the Form 10-Q, the Registrant believes that it should not file until it receives the usual input from its independent accounting firm. The Registrant expects to file the Form 10-Q on or before the fifth calendar day following the prescribed due date of July 14, 2010.

PART IV — OTHER INFORMATION

(1)

Name and telephone number of person to contact in regard to this notification

David O. Cole

        (260)

        563-2186

(Name)

  (Area Code)

    (Telephone Number)

(2)

Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed?  If the answer is no, identify report(s).

☑ Yes  ☐ No

(3)

Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

☐ Yes  ☑ No

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

   Next, Inc.

(Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date:

July 13, 2010

By: /s/ David O. Cole

David O. Cole

Chief Financial Officer & Secretary

INSTRUCTION.  The form may be signed by an executive officer of the registrant or by any other duly authorized representative.  The name and title of the person signing the form shall be typed or printed beneath the signature.  If the statement is signed on behalf of the registrant by an authorized representative (other than an executive officer), evidence of the representative’s authority to sign on behalf of the registrant shall be filed with the form.

ATTENTION

Intentional misstatements or omissions of fact constitute Federal Criminal Violations (See 18 U.S.C. 1001).

Endnotes

Read Instruction (on back page) Before Preparing Form.  Please Print or Type.

Nothing in this form shall be construed to imply that

the Commission has verified any information contained herein.

Next - Form 12b-25 - 071310

SEC 1344 (05-06)

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